Exhibit 99.1

YM BIOSCIENCES ANNOUNCES STAFFING CHANGES

MISSISSAUGA, Canada - August 05, 2008 - YM BioSciences Inc. (AMEX: YMI, TSX: YM, AIM: YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today announced staffing changes designed to focus the Company on the international opportunities for both of its lead products, nimotuzumab and AeroLEF.

Dr. Leonardo Viana Nicacio, a medical oncologist, has joined the Company as Director of Clinical Affairs. Prior to joining YM, Dr. Nicacio was the Medical Manager at Eurofarma SA, in Brazil, one of 14 companies developing nimotuzumab worldwide. He joins YM with an extensive knowledge of nimotuzumab, its attributes and its clinical development pathway. Dr. Igor Sherman, formerly Director of Clinical Affairs, has been appointed Director of Scientific Affairs.

The YM team has engaged the services of Ms. Liz Jenkins to support the progression of AeroLEF through the European and other international regulatory processes.  She joins Dr. Ali Raza, whose engagement by YM as President of AeroLEF was recently announced. Ms. Jenkins’ career path includes senior regulatory postings with Celltech Ltd., Amgen and, more recently, Sosei R & D Limited, where Ms. Jenkins was part of the project team which recently succeeded in the clearance and initiation of a Phase III clinical program with a fentanyl based product in Europe. Dr. Raza and Ms. Jenkins will provide support to the YM team in the UK where Dr. David Kennard is YM’s Director of European Operations.

“We are pleased to be working with these highly qualified and experienced individuals who share our determination to realize the substantial global market opportunities for our two lead products,” said David Allan, Chairman and CEO of YM BioSciences. “These new senior members of YM, together with the additional support, strengthen our development teams for both nimotuzumab and AeroLEF while also enhancing our global presence.”

YM also announced today that Dr. Lisa DeLuca, VP Global Regulatory Affairs, has resigned from the Company and that Dr. Diana Pliura, Exec. VP AeroLEF and certain other staff members have also departed. “These changes in staffing are the result of an aggressive concentration on the most rapid development of our two products in the international markets,” said David Allan, Chairman and CEO. “I would like to thank Drs. DeLuca and Pliura, and the staff who have made significant and valuable contributions to the product development and regulatory processes that have brought us this far.”

About YM BioSciences
YM BioSciences Inc. is an oncology company that identifies, develops and commercializes differentiated products for patients worldwide.  The Company is developing nimotuzumab, a humanized monoclonal antibody, and AeroLEF, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl. Nimotuzumab is in development targeting multiple tumour types in combination with radiation, chemoradiation and chemotherapy. The drug, which is approved for marketing in eight countries, is significantly differentiated from all other currently marketed EGFR-targeting agents because of a remarkably benign side-effect profile. In approximately 3,000 patients treated, to date, worldwide no Grade III/IV rash has been noted and reports of any of the other side-effects that are typical of EGFR-targeting molecules have been rare. AeroLEF is in development for the treatment of moderate to severe pain, including cancer pain. The product completed a randomized trial in 2007 and is being prepared for late-stage development internationally.

Enquiries:
James Smith, the Equicom Group Inc.	Thomas Fechtner, the Trout Group LLC
Tel. +1-416-815-0700 x 229	Tel. +1-646-378-2931
Email: jsmith@equicomgroup.com	Email: tfechtner@troutgroup.com

Nominated Adviser
Canaccord Adams Limited
Ryan Gaffney
Tel. +44 (0)20 7050 6500

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF™ will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.